SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

PLIM4: R$ 0.30/share (Bovespa)
NETC: US$ 1.00/ADR (1ADR=10 shares — Nasdaq)
XNET: EUR$ 0.90/10 shares (Latibex)
Total number of shares: 2,028,855,530
Market Value: R$ 608.7 million
Closing price: 08/05/03

Net Serviços Announces Second Quarter 2003 Financial Results

São Paulo, August 6th, 2003 – Net Serviços de Comunicação S.A., (Bovespa: PLIM4 and PLIM3; Nasdaq: NETC; Latibex: XNET), the largest Pay-TV multi-service operator in Latin America, an important provider of bi-directional broadband Internet access (Vírtua) and multimedia and data communication services for corporate networks, today announced its earnings results for the second quarter of 2003 (2Q03).

The following financial and operating information, except where otherwise stated, is unaudited and presented in U.S. GAAP on a consolidated basis.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated Financial Highlights	2Q03	1Q03	Var.(%)	6M03	6M02	Var.(%)
(US$ million)

Net Revenues	100.1	82.6	21.3%	182.7	231.8	(21.2%)
EBITDA	24.2	19.4	25.0%	43.6	58.5	(25.5%)
EBITDA Margin	24.2%	23.5%		23.9%	25.3%
Net Profit (Loss)	20.4	(12.0)	n.a	8.4	(506.9)	n.a.
Net Debt	311.4	308.1	1.1%	311.4	554.0	(43.8%)

Operating Highlights

Pay TV subscriber base (thousands)
- Connected Subscribers	1,318.9	1,318.9	0.0%	1,318.9	1,386.2	(4.9%)
- Temporarily Blocked (a)	18,6	17,0	9.4%	18.6	19.6	(4.8%)
- Active subscribers	1,300.3	1,301.9	(0.1%)	1,300.3	1,366.7	(4.9%)

Churn Rate in the quarter (Annualized)	14.2%	14.8%		16.7%	19.6%
Churn Rate - 12 months	15.1%	16.5%		-	-

Pay-TV ARPU (US$ /subscriber) (b)	29.02	23.53	23.3%	26.38	30.47	(13.4%)

Broadband subscribers base
- Net Sales	64,614	60,247	7.2%	64,614	53,659	20.4%
- Active	63,537	58,059	9.4%	63,537	49,161	29.2%
Vírtua Subscribers/Pay TV subscriber base	4.9%	4.5%	-	4.9%	3.6%	-
Vírtua Subs./ Bi-directional Subscribers Base(c)	14.8%	13.6%	-	14.8%	11.2%	-

Number of Optical Nodes – Total	2,847	2,836	0.4%	2,847	2,796	1.8%
Number of Optical Nodes – Bi-direcional	1,082	1,076	0.6%	1,082	1,076	0.6%
Homes Passed (thousand)	6,549.6	6,514.0	0.5%	6,549.6	6,513.0	0.6%

Churn Rate (Annualized)	13.1%	18.6%		13.1%	34.3%
Churn Rate - 12 months	17.0%	21.8%		-	-

Broadband ARPU (US$ /subscriber) (c)	22.11	18.62	18.7%	20.16	24.68	(18.3%)

Total Corporate Network Stations	4,691	4,063	15.5%	4,691	4,012	16.9%
- Company-owned	1,314	1,307	0.5%	1,314	1,155	13.8%
- Third Party	3,377	2,756	22.5%	3,377	2,857	18.2%

Number of employees	2,964	3,003	(1.3%)	2,964	4,150	(28.6%)

(a)	Temporarily blocked subscribers, but still connected, likely to resume payment.
(b)	Monthly Pay TV Gross revenues (excluding sign-on and hook-up revenues) per average active subscribers in the period.
(c)	Monthly Broadband Gross revenues (excluding sign-on and hook-up revenues) per average connected subscribers in the period.

Contacts:	Marcio Minoru Miyakava	Lu Yuan Fang
	+5511 5186-2811	+5511 5186-2637
	minoru@netservicos.com.br	lfang@netservicos.com.br

Average exchange rate decreased from R$ 3.50/US$ in 1Q03 to R$ 2.98/US$ in 2Q03, resulting in an appreciation of 14.7%.

End period exchange rate decreased from R$ 3.35/US$ in 1Q03 to R$ 2.87/US$ in 1Q03, resulting in an appreciation of 16.7%. This fact, which affected results in US Dollars, will be referred to herein as the “Real appreciation”.

•    Net revenues1 totaled US$ 100.1 million, a 21.3% increase from US$ 82.6 million in 1Q03. This result is a consequence of higher sales of Advanced package and the impact in June of regular monthly fees readjustments. Besides that, higher pay-per-view revenues from the Brazilian Soccer Championship and the consistent growth in Virtua’s client base also influenced this result. In the year, Net revenues totaled US$ 182.7 million, a 21.2% drop compared to US$ 231.8 million in the same period last year.

•    EBITDA2 in the quarter totaled US$ 24.2 million, 25.0% higher than the US$ 19.4 million registered in 1Q03. EBITDA margin also grew from 25.3% to 24.2% in the quarter. This improved result is mainly due to higher revenues, negotiations with suppliers — which lowered Vírtua link costs in Reais — and the appreciation of the Real against the US dollar in the quarter. In the first semester of 2003, EBITDA was US$ 43.6 million, against US$ 58.5 million in the previous year.

•   Operating Income (EBIT) was US$ 8.0 million in 2Q03 compared to US$ 4.7 million recorded in the previous quarter. EBIT totaled US$ 12.7 million in the semester, 11.8% higher than the US$ 11.4 million registered in the first semester of 2002. The Company’s determination to implement activities in order to secure operating improvement, such as the renegotiation of programming contracts, higher marketing efforts, improvement of sales channels focusing on subscribers’ loyalty and new sales, the latest developments in churn management by adopting the best retention and reversion practices in all operations and rationalization in cost reduction, explain accumulated result in the first semester. The Company believes that its operating performance should maintain this improving trend and therefore EBIT may remain positive for the next quarters.

•    Net Debt reached US$ 311.4 million in the quarter, fairly stable in comparison to US$ 308.1 million in 1Q03.

•    Net Income3 was US$ 20.4 million (US$ 0.01 per share), against a net loss of US$ 12.0 million (US$ 0.01 per share) registered in 1Q03. This result was achieved as a result of strong operating performance, due to the actions mentioned in the EBIT item, and improvement in the Company’s financial result, due to currency appreciation.

•    Pay-TV ARPU (Total gross revenues excluding sign-on and hook-up revenues divided by the average number of active subscribers) increased 23.3% reaching US$ 29.02 in 2Q03 from US$ 23.53 in the previous quarter. This result is due to higher pay-per-view revenues and the concentration of monthly fee readjustments occurring in June in the Southeast and Midwest regions.

•    Broadband ARPU (Total gross revenues excluding sign-on and hook-up revenues divided by the average number of active subscribers) increased 18.7% to US$ 22.11 from US$ 18.62 in 1Q03.

________________________________
1 BR GAAP: Net Revenues were R$ 269.9 million, 2.6% increase compared to R$ 289.5 million in 1Q03.
2 BR GAAP: EBITDA was R$ 77.7 million, 15.0% higher than the R$ 67.5 million recorded in 1Q03.
3 BR GAAP: Net Income in 2Q03 was R$ 40.2 million compared to a loss of R$ 76.5 million in 1Q03.

OPERATING PERFORMANCE

PAY-TV

•    In the second quarter of 2003, the Company consolidated its return to media campaigns, which were initiated in March through public television advertisements, and continued to intensify its subscriber retention efforts. Meanwhile, the Company also introduced a new format for selling its packages, the Fidelidade (Loyalty) option. In this format, new subscribers who choose the Advanced selection and also agree to maintain the service for at least 12 months, are exempted from the hook-up fee charge.

•    The Company now also offers another option for the Advanced selection subscribers in selected locations (Brazilian Federal District and cities of Rio de Janeiro, São Paulo, Campinas, Sorocaba and Indaiatuba). Two options are offered in these locations: Advanced Conforto (Comfort) and Advanced Básico (Basic). Both options have the same line-up, but Advanced Conforto offers services such as technical assistance, phone assistance and invoice delivery. In Advanced Básico, these services are charged only when requested, allowing a lower monthly fee for the subscriber.

•    As a consequence of these marketing and sales initiatives, package sales rose 63.3% reaching 52.1 thousand sales in 2Q03, compared to 31.9 thousand in the previous quarter.

•    Churn rate of last 12 months decreased to 15.1% against 16.5% in 1Q03 and remained at an acceptable level when compared to the industry average. The consolidation of actions taken towards the increase in customers’ loyalty and satisfaction such as the retention and reversion islands were the main reasons behind this stable churn rate. Therefore, active subscribers base totaled 1,300.3 thousand, fairly stable compared to 1,301.9 thousand subscribers registered in 1Q03.

•    The percentage of Standard selection subscribers in the base mix decreased once again, from 9.8% to 9.6%, while Advanced subscribers’ participation fell from 49.8% to 48.9%. However, the introduction of the Fidelidade option in May significantly increased sales of the Advanced selection, which totaled 8.7 thousand in June, 53% above the 5.7 thousand sales in April.

•    In 2Q03, voluntarily requested disconnections accounted for 19% of total disconnections. Among the main reasons for disconnections, moving to other cities or to areas not covered by our cable network corresponded to 40% against 43% in 1Q03, and those explained by financial or personal reasons were 20%, compared to 19% in the previous quarter. Migration to competition represented only 2% of disconnections in the 2Q03 and 3% in the previous quarter.

•    Due to its new format, the Brazilian Soccer Championship started earlier this year, anticipating pay-per-view sales that seasonally occurred during the third quarter. This was responsible for strong 2Q03 sales, totaled more than 61,000 packages and single matches, compared to 36,000 sold in 1Q03. There were no sales of this package during 2Q02 since they only started in the third quarter of that year.

BROADBAND

•    The active broadband base ended the quarter with 63.5 thousand subscribers, 9.4% above a base of 58.1 thousand in 1Q03. Penetration in the active Pay-TV subscriber base increased to 4.9% and in the subscriber base with bi-directional access, to 14.8%.

•    Vírtua’s churn rate of last 12 months was 17.0% in the quarter, a 4.8 p.p. decrease compared to 1Q03. This improvement in churn rate resulted from actions performed at the retention and reversion islands and also from actions focusing improvements in services, links and quality of customer care during the quarter.

•    Virtua’s sales showed a significant improvement of 72.8% compared to 1Q03. This result is due to several promotions that took place in the quarter, such as the resumption of the promotion that made cable modems available under a free lease agreement to subscribers in most cities where Virtua is available, and special promotions in selected cities. In Belo Horizonte, besides the free lease agreement, the subscriber has the benefit of hook up fee exemption, and in Curitiba, a partnership with Terra reduced the ISP’s monthly-fee to R$ 9.90 and also provides a cable modem for R$ 318.00, along with a flexible payment plan for the subscriber.

CALL CENTER PERFORMANCE

Performance Indexes	March-03			June-03

	SP	RJ	POA	SP	RJ	POA
- Average waiting time	1'36''	2'17''	1'59''	1'10''	20''	10''
- % of answered calls	67%	59%	78%	78%	98%	98%

•    As shown in the table above, the performance of the call center significantly improved in this quarter. This improvement is explained by some actions taken such as the expansion of the call center, which enhanced the capacity to answer calls, the creation of specific pay-per-view sales islands and the intensification of personnel training focusing on quality and efficiency.

CORPORATE NETWORKS

•    The number of corporate network stations ended the quarter in 4,691, of which 1,314 were company-owned stations and 3,377 third-party stations, with increases of 15.5%, 0.5% and 22.5%, respectively, compared to 1Q03. This growth results from the launch of Gnet service package, designed to perform proactive management and analysis of data network traffic for corporate clients, and from new contracts, such as the implementation of the first long distance MBA for FGV (Fundação Getúlio Vargas), using digital television satellite transmission.

•    During this quarter, Vicom received the Company Highlight 2002 Award from World Telecom magazine in the satellite network services category. Vicom also ranks 53rd in the top 100 Telecom Yearbook, rising 19 positions compared to the last year’s ranking. Vicom’s highlight in the media stems from the recognition of its quality, flexibility and technology in its industry.

CONSOLIDATED EARNINGS ANALYSIS

Gross Revenues Breakdown

	2Q03	1Q03	4Q02	3Q02	2Q02

Gross Revenues	100%	100%	100%	100%	100%
Subscription	86.1%	86.6%	86.6%	86.1%	87.5%
Hook-up	1.9%	1.6%	1.6%	1.5%	1.8%
Pay Per View	3.4%	3.0%	2.8%	4.4%	2.0%
Corporate Networks	3.6%	3.5%	3.9%	3.4%	3.8%
Vírtua	3.4%	3.3%	3.1%	2.5%	2.8%
Others*	1.7%	2.1%	1.9%	2.0%	2.1%

*Includes, among others, revenues from Programming Guide, Technical Assistance and Rental of Network

•    Gross revenues totaled US$ 124.2 million, increasing 22.8% compared to US$ 101.2 million in the previous quarter. Gross revenues are comprised of the following:

1.     Pay-TV subscription revenues4 reached US$ 106.6 million, a 22.1% increase compared to the previous quarter. The Real appreciation, higher sales of Advanced package and the impact in June of regular monthly fees readjustments concentrated in Southeast and Midwest regions influenced this result and also caused ARPU growth.

2.     Average hook-up revenue (per new subscriber) reached US$ 45.24 in the quarter, a 12.0% decrease compared to US$ 51.39 in the previous quarter. This decrease, which was partially offset by the Real appreciation, is due to the introduction of the Fidelidade option (see Operating Performance), since the Company decided to make hook-up revenues more flexible in order to assure a longer permanence of Advanced subscribers in the base. As a result, this decision brought a 63% increase in sales and hook-up revenues dropped 43.7% compared to the previous quarter, totaling US$ 2.4 million.

3.     Pay-Per-View revenues (PPV) rose 40.8% in the quarter, totaling US$ 4.2 million compared to US$ 3.0 million in the previous quarter, mainly due to higher sales of the Brazilian Championship and the Real appreciation. There was a 56% increase when compared to the same quarter of the previous year, when PPV revenues recorded US$ 2.7 million, since the Brazilian Championship Calendar happened earlier in 2003.

4.     Broadband revenues5 rose to US$ 4.1 million in 2Q03, 26.2% above the US$ 3.3 million recorded in the previous quarter, an increase driven by a 9.4% expansion in subscriber base and the Real appreciation.

5.     Corporate networks revenues reached US$ 4.4 million, a 24.3% growth versus US$ 3.6 million in the previous quarter. This hike is due to the recording of revenues from January to May from Brasil Telecom, which were suspended due to contractual revisions, the resumption of payments to the Gesac project (digital inclusion project sponsored by federal government) and the Real Appreciation.

•    Services and other taxes, including cancellations and sales taxes, reached US$ 24.1 million, a 29.6% increase compared to US$ 18.6 million in 1Q03. This is due to the increase of gross revenues, which directly affects taxes, and cancellations caused by the migration of subscribers from Advanced Conforto to Advanced Básico. The result was also impacted by an adjustment regarding the reclassification of cancellations in the Southern region operations, since all expenses until 2Q03 had been conservatively booked in the bad debt account (in order not to underestimate sales taxes) due to limitations in the subscriber management system. Since this problem was solved in 2Q03, there was an adjustment in cancellations and in the bad debt account.

•    Therefore, Net Revenues in 2Q03 totaled US$ 100.1 million an increase of 21.3% from the US$ 82.6 million presented in 1Q03.

________________________________
4 BR GAAP: Pay-TV subscription revenues reached R$ 319.7 million in 2Q03 compared to R$ 307.7 million in 1Q03.
5 BR GAAP: Broadband revenues increased 7.4% from R$ 11.5 million in 2Q03 to R$ 12.4 million this quarter.

Expenses as a Percentage of Net Revenues

	2Q03	1Q03	4Q02	3Q02	2Q02

Net Revenues	100%	100%	100%	100%	100%

Direct Operating Expenses	55.5%	57.0%	62.0%	59.8%	58.3%
Programmers and Royalties	34.1%	34.7%	38.7%	37.9%	35.4%
Network Expenses	6.8%	7.3%	6.9%	6.2%	5.9%
Customers Relations	2.0%	1.8%	2.3%	2.3%	3.3%
Payroll and Benefits	6.1%	6.2%	6.3%	8.4%	8.6%
Other costs	6.6%	7.0%	7.7%	5.0%	5.2%
Selling, General and Admin.	20.3%	19.5%	48.1%	18.8%	17.4%
Selling	3.2%	1.9%	1.1%	0.5%	0.8%
General & Administrative	14.3%	14.9%	15.9%	14.8%	13.6%
Bad debt expense	1.2%	2.9%	2.9%	3.2%	2.6%
Goodwill impairment	0.0%	0.0%	3.5%	0.0%	0.0%
Other	1.6%	-0.3%	24.7%	0.2%	0.5%
EBITDA	24.2%	23.5%	-10.1%	21.4%	24.3%

•    Direct Operating Expenses were US$ 55.6 million in 2Q03, 18.0% higher than the US$ 47.1 million registered in the previous quarter. The main reasons for our performance are the following:

1.     Programming and Royalties6 were US$ 34.1 million in the quarter, a 18.8% increase compared to US$ 28.7 million in 2Q02. Programming costs and royalties were higher due to readjustments of around one third (1/3) of our channels in the quarter by the accumulated IGP-M index in the past 12 months.

2.     Network Expenses totaled US$ 6.8 million, an 11.9% increase over the US$ 6.1 million registered in the previous quarter. This result is due to the Real appreciation, which offset the reversion of provisions for pole rental fees previously made in Net São Paulo. This reversion was made after negotiating a discount of US$ 0.4 million with Eletropaulo on the total amount of debt.

3.     Customer Relations were US$ 2.0 million this quarter compared to US$ 1.5 million in 1Q03, a 34.5% increase, as a consequence of the Real appreciation and provisions of US$ 0.3 million related to payments to suppliers.

4.     Payroll and Benefits expenses totaled US$ 6.1 million, a 19.1% growth compared to US$ 5.1 million in the previous quarter. This increase is mainly a result of the Real appreciation.

5.     Other Operating Expenses7, including third-party services, rose 14.9% to US$ 6.6 million in 2Q03. The important cost reduction of US$ 0.3 million obtained from the successful renegotiation of contracts for Virtua’s links and Vicom’s satellite data communication lines were totally offset by the Real appreciation in the quarter.

________________________________
6 BR GAAP Programming and Royalties decreased 6.8%, from R$ 100.7 million in 1Q03 to R$ 93.9 million this quarter
7 BR GAAP: Other Operating expenses were 3.6% lower R$ 19.9 million in 2Q03 compared to R$ 20.7 million in the previous quarter.

•    Selling, General and Administrative Expenses (SG&A) totaled US$ 20.3 million, a 26.3% hike compared to US$ 16.1 million in the previous quarter. This result is comprised as follows:

1.     Selling Expenses totaled US$ 3.2 million compared to US$ 1.6 million in 1Q03. This 98.4% growth is explained by new marketing initiatives, including television campaigns, newspaper advertisements and direct mail campaigns to subscribers, which resulted in an increase in sales, as previously discussed.

2.     General and Administrative Expenses8 reached US$ 14.3 million, a 16.2% increase compared to US$ 12.3 million in 1Q03. Besides the Real appreciation, the reason for this growth was the provisioning of an ICMS (sales tax) fine at Net Brasilia.

3.     Bad Debt Expenses reached US$ 1.2 million, compared to US$ 2.4 million in 1Q03, a reduction of 48.6%. Besides the reclassification in Net Sul explained in “Services and Other Taxes”, this drop is also a consequence of the improvement in collection in the Southern region.

4.     Other SG&A expenses were US$ 1.6 million in the quarter. These higher expenses were caused by labor contingencies, corresponding to lawsuits that occurred from January to June (and have a technical opinion of a probable loss) and to those lawsuits that still haven’t been judged but were conservatively provisioned by the Company.

•    Consolidated EBITDA9 in the quarter totaled US$ 24.2 million, 25.0% higher than the US$ 19.4 million registered in 1Q03. The EBITDA breakdown by operating segment in 2Q03 and on a consolidated basis is as follows:

1.     Pay-TV EBITDA in the quarter was 25.3% higher, totaling US$ 22.1 million versus US$ 17.6 million in 1Q03. This improved result is mainly a consequence of higher revenues from monthly fees and the Real appreciation. However, higher selling expenses and labor contingencies mitigated the increase in Pay-TV EBITDA in the quarter.

2.     Broadband EBITDA rose 4.9% reaching US$ 1.5 million compared to US$ 1.4 million in 1Q03. Despite cost reductions in Virtua’s links and the Real appreciation, 2Q03 figures were negatively affected by the rise of deductions from sales.

3.     Corporate Networks EBITDA increased to US$ 0.7 million from US$ 0.4 million in the previous quarter, due to higher revenues and the Real appreciation.

•    Depreciation and amortization expenses reached US$ 16.0 million in 2Q03, a 12.8% increase in relation to US$ 14.2 million recorded in the previous quarter, due to the Real appreciation.

•    Operating Income (EBIT) was US$ 8.0 million in 1Q03 compared to US$ 4.7 million recorded in the previous quarter. This improvement in EBIT is a consequence of the aforementioned factors.

________________________________
8 BR GAAP: General and Administrative expenses for the quarter were R$ 60.9 million compared to R$ 55.7 million in the previous quarter.
9 As calculated by us, EBITDA represents the sum of: (a) net income (loss); (b) minority interests in results of consolidated subsidiaries; (c) equity in earnings (i.e., companies in which we have between a 20% and 50% equity interest) net; (d) cumulative effect of accounting change; (e) income tax benefit (expense); (f) other non-operating expenses, net; (g) financial income; (h) financial expenses; (i) monetary indexation, net; (j) loss on exchange rate, net; (k) loss on write-down of equipment; (l) unusual charges and (m) depreciation and amortization. We present EBITDA in this press release because we believe EBITDA is a standard financial statistic commonly reported and widely used by analysts and other interested parties in the pay-TV industry. EBITDA should not be considered in isolation or as a substitute for net income or loss, as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. EBITDA also does not represent funds available for dividends, reinvestment or other discretionary uses. Because EBITDA is not determined in accordance with U.S. GAAP, EBITDA as calculated and reported by other companies may not be comparable to EBITDA as calculated and reported by us.

Net Financial Result

US$ Thousand	2Q03	1Q03	4Q02	3Q02	2Q02

Net Financial Result	13,195	(15,311)	(50,161)	(116,925)	(117,411)
Monetary indexation, net	3,361	393	998	(12,246)	(12,946)
Loss on exchange rate, net	32,712	10,137	17,320	(85,042)	(67,346)
Debt Financial expenses	(14,354)	(20,942)	(30,078)	(16,500)	(21,610)
Other Financial expenses	(9,529)	(7,601)	(42,694)	(12,214)	(20,668)
Financial income	1,005	2,703	4,293	9,077	5,159

Other (non operating)	(265)	170	(5,567)	(249)	153

•    Net financial expenses10 were positive US$ 13.2 million, compared to negative US$ 15.1 million in the previous quarter. These results were originated as follows:

1.     Monetary indexation, net was positive US$ 3.4 million, compared to a positive US$ 0.4 million registered in the previous quarter. This increase was caused by the Real appreciation, which offset the lower impact of IGP-M index – 0.35% negative in the quarter versus 6.3% in 1Q03, related to debentures from the second issuance.

2.     Gain on exchange rate, net11 was a US$ 32.7 million gain compared to US$ 10.1 million in 1Q03. This result is a consequence of the 14.3% Real appreciation in the quarter, higher than the 5.1% presented in 1Q03. However, there was a decrease of US$ 3.6 million related to the effect of the reclassification to this account of the exchange rate variation from income tax on the Senior Notes and Net Sul Notes, which was previously classified as “Debt financial expenses”.

3.     Debt financial expenses12 were US$ 14.3 million, a 31.5% decrease over expenses of US$ 20.9 million in the previous quarter. This drop is mainly a result of the above mentioned reclassification, the effect of US$ 2.8 million reversal of the book entry regarding interest due to suppliers and the effect of the elimination in the consolidation of this account with the financial income account, not made in 1Q03, in the amount of US$ 3.0 million.

4.     Other financial expenses totaled US$ 9.5 million, 25.4% above the US$ 7.6 million registered in the previous quarter. This increase was caused by the Real appreciation and by higher PIS and COFINS taxes on financial income, mainly due to positive exchange rate variation.

5.     Financial income dropped to US$ 1.0 million in relation to US$ 2.7 million in 1Q03. The reduction in the semester is due to the elimination mentioned in debt financial expenses and also due to an income of US$ 1.1 million from financial investments in 2Q03.

•    Net lncome was US$ 23.2 million (US$ 0.01 profit per share), against a Net Loss of US$ 12.0 million (US$ 0.01 loss per share) registered in 1Q03. Positive net income was obtained due to strong operating performance and improvement in the Company’s financial result. Net income in 1Q03 emphasizes the measures taken by the Company towards improving its operating performance, in line with the result presented by consolidated EBIT. In 4Q01, even with the combination of those two factors, the Company was not able to register positive results.

________________________________
10 Net Financial Result = Monetary indexation, net + Loss on exchange rate, net + Debt Financial Expenses + Other Financial Expenses + Financial Income
11 BR GAAP: Gain on exchange rate, net was R$ 122.7 million compared to R$ 39.2 million in 1Q03.
12 Financial expenses = Debt Financial Expenses + Other Financial Expenses

DEBT, CAPITALIZATION AND CASH

	2Q03	1Q03	2Q02

Short Term Debt	348,056	330,302	215,860

Commercial loans (in US$)	35,134	35,131	71,775
Commercial loans (in R$)	37,305	31,926	8,139

Current portion of long-term debt	275,617	263,245	135,946
Senior Guaranteed Notes - 2004	97,692	97,692	-
Net Sul Notes	72,300	72,300	32,000
International Finance Corporation	11,681	11,681	20,579
Eximbank	2,453	2,512	2,224
Zero-Coupon Guaranteed Notes	-	-	45,711
Other long-term debt (US$)	-	542	1,336
Convertible Debentures 1999 (R$-denom.)	14,841	12,745	-
Debentures 2001 (R$-denom.)	67,946	58,197	-
BNDES (R$-denom.)	-	-	15,184
Leasing (R$-denom.)	-	120	389
Future Flow Securitization(R$-denom.)	-	-	9,733
Other long-term debt (R$ - denom.)	8,705	7,456	8,789

Long Term Debt	-	137	354,683

Senior Guaranteed Notes - 2004	97,692	97,692	97,692
Net Sul Notes	72,300	72,300	80,000
International Finance Corporation	11,681	11,681	29,346
Eximbank	2,453	2,512	3,638
Zero-Coupon Guaranteed Notes	-	-	45,711
Other long-term debt (US$)	-	677	1,699
Convertible Debentures 1999 (R$-denom.)	14,841	12,745	129,144
Debentures 2001 (R$-denom.)	67,946	58,197	68,605
BNDES (R$-denom.)	-	-	15,781
Leasing (R$-denom.)	-	123	491
Future Flow Securitization (R$-denom.)	-	-	9,733
Other long-term debt (R$ - denom.)	8,705	7,456	8,789

Current portion of long-term debt	(275,617)	(263,245)	(135,946)

Total Debt	348,056	330,438	570,544

Cash	36,703	22,358	16,583

Net Debt	311,353	308,080	553,960

US dollar-denominated debt	219,260	219,992	329,861
	63.0%	66.6%	57.8%
Brazilian real-denominated debt	128,796	110,446	240,683
	37.0%	33.4%	42.2%

•    By the end of 2Q03, the Company’s Total Debt was US$ 348.1 million, an increase of 5.3% compared to US$ 330.4 million in 1Q03.

•    Cash Position reached US$ 36.7 million in 2Q03 from US$ 22.4 million in the previous quarter and Net Debt reached US$ 311.4 million in the quarter, fairly stable when compared to US$ 308.1 million in 1Q03.

•    The company is still seeking a suitable capital structure, evaluating its cash flows. This process is being coordinated with the creditors and didn’t impact the Company’s operations. Therefore, no principal and interest amortizations were made during the quarter and the whole debt was still assorted in the short-term by the end of 2Q03.

•    Fines and interest on arrears were recorded on the balance sheet by the end of 2Q03.

•    Continuing the debt restructuring process, on March 17, 2003, the Company presented to its creditors a conclusion regarding the suitable level of financial disbursements according to the Company’s estimated operating cash generation in the new business plan. The Company anticipates that the closing of this process shall occur during the second semester of 2003.

•    Due to the Real appreciation in the quarter, the portion of the US dollar-denominated debt has shown a decrease from 67% to 63%of the total debt.

FINANCIAL DEBT BREAKDOWN

US$ Million	12 months	3Q03	4Q03	1Q04	2Q04

US dollar-denominated debt	219.3	219.3	--	--	--

- Syndicate - Net Sul Notes	72.3	72.3	--	--	--
- International Finance Corporation - IFC	11.7	11.7	--	--	--
- Eximbank	2.5	2.5	--	--	--
- Zero-Coupon Guaranteed Notes	--	--	--	--	--
- Trade Finance	18.1	18.1	--	--	--
- Commercial Loans (in US$)	17.0	17.0	--	--	--
- Leasing	--	--	--	--	--

Brazilian real-denominated debt	128.8	128.8	--	--	--

- BNDES	--	--	--	--	--
- Commercial Loans (in R$)	46.0	46.0	--	--	--
- Leasing (in R$)	--	--	--	--	--
- Future Flow Securitization	--	--	--	--	--

Total	348.1	348.1	--	--	--

o There was a significant improvement in all financial ratios in 2Q03, when compared to the previous quarter. This performance was possible due to the improvement of the main components of those ratios, since there was an increase in EBITDA and a decrease in interest expenses and indebtedness. It is worth mentioning that annualized Net Debt/EBITDA ratio was 5.1x in the second quarter 2002 and in a year-period this ratio has already reached 3.2x.

Financial ratios	2Q03	1Q03	2Q02

EBITDA / Interest Expenses	1.69	0.93	1.26
Net Debt / EBITDA (x4)	3.21	3.97	5.10
Debt / (EBITDA + Financial Income) (x4)	3.45	3.74	4.41
EBITDA (x4) / Active Subscribers	US$ 75	US$ 60	US$ 80
EBITDA (x4) / Number of Employees	US$ 32,714	US$ 25,829	US$ 24,227

1. Conference call – 2Q03 Financial Results

Date: August 11th, 2003

BR GAAP (Portuguese):

9:00 am (US Eastern Time): Telephone #: (55 11) 3155-1671 Replay #: (55 11) 3155-1490

Conference ID: Net Serviços

Live webcast (audio only): www.netservicos.com.br

US GAAP (English):

11:00 am (US Eastern Time): Telephone #: (+1 973) 935-8504 Replay #. (+1 973) 341-3080

Conference ID: 4102802 or Net Serviços

Live webcast (audio only): www.netservicos.com.br

2. Reporting Dates of Upcoming Results

3Q03 -> Date: 2nd/3rd week of November, 2003
4Q03 -> Date: 2nd/3rd week of March, 2004
1Q04 -> Date: 2nd/3rd week of May, 2004

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of NET. These are merely projections and, as such, are based exclusively on the expectations of NET´s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in NET’s filed disclosure documents and are, therefore, subject to change without prior notice.

Net Serviços de Comunicação S.A
Income Statement	2Q03	1Q03	2Q02	6M03	6M02
US GAAP - (in US$ thousands)

Revenues
Subscriptions	106,900	87,585	118,024	194,485	240,739

Sign-on and hookup revenue, net	2,357	1,640	2,397	3,997	5,704
Gross sign-on and hookup fee revenue	1,521	1,490	2,686	3,011	5,560
Deferred sign-on and hookup fee revenue,net	836	149	(289)	985	143

Corporate Networks	4,422	3,557	5,171	7,979	10,718

Other services	10,535	8,383	9,289	18,917	22,178
PPV	4,206	2,988	2,699	7,194	8,922
Vírtua	4,164	3,298	3,754	7,462	7,428
Others	2,165	2,097	2,836	4,261	5,828

Gross Revenues	124,213	101,165	134,881	225,378	279,338

Services and other taxes	(24,068)	(18,576)	(23,192)	(42,644)	(47,518)

Net Revenues	100,145	82,589	111,689	182,734	231,821

Direct Operating Expenses	(55,566)	(47,097)	(65,131)	(102,663)	(131,039)
Programming & Royalties	(34,102)	(28,695)	(39,504)	(62,796)	(80,774)
Network Expenses	(6,778)	(6,059)	(6,551)	(12,837)	(13,020)
Customers Relations	(1,965)	(1,461)	(3,680)	(3,426)	(6,741)
Payroll and Benefits	(6,089)	(5,111)	(9,644)	(11,200)	(18,712)
Other Costs	(6,632)	(5,772)	(5,752)	(12,404)	(11,793)

Selling, General and Administrative Expenses	(20,338)	(16,101)	(19,382)	(36,439)	(42,245)
Selling	(3,167)	(1,596)	(846)	(4,763)	(2,639)
General & administrative	(14,325)	(12,331)	(15,168)	(26,656)	(31,014)
Bad Debt Expenses	(1,238)	(2,410)	(2,864)	(3,648)	(5,941)
Goodwill impairment	0	--	--	0	--
Other income/(expense), net	(1,608)	237	(505)	(1,371)	(2,650)

Depreciation and Amortization	(16,003)	(14,184)	(23,382)	(30,186)	(47,970)
Depreciation	(15,429)	(13,493)	(20,973)	(28,922)	(43,020)
Amortization	(573)	(690)	(2,409)	(1,264)	(4,951)

Unusual charges	0	0	0	0	0

Loss on write-down of equipment, net	(262)	(487)	850	(750)	787

Operating Income/(Loss)	7,976	4,720	4,644	12,696	11,353

Non-operating Expenses
Monetary indexation, net	3,361	393	(12,946)	3,754	(14,756)
Gain (Loss) on exchange rate, net	32,712	10,137	(67,346)	42,849	(66,294)
Financial expenses	(23,883)	(28,543)	(42,278)	(52,425)	(73,346)
Debt Financial expenses	(14,354)	(20,942)	(21,610)	(35,295)	(42,970)
Other Financial expenses	(9,529)	(7,601)	(20,668)	(17,130)	(30,376)
Financial income	1,005	2,703	5,159	3,707	6,788
Other (non-operating)	(265)	170	153	(95)	207

Income/(loss) bef. tax, investees, min. ints	20,907	(10,421)	(112,614)	10,485	(136,049)
Income tax benefit, net	(879)	(134)	(3,104)	(1,013)	(3,533)

Income/(loss) bef. investees, min. ints	20,028	(10,556)	(115,719)	9,472	(139,582)
Cumulative effect of accouting change	0	0	0	0	(367,733)
Equity in earnings	326	(1,437)	170	(1,111)	381
Minority interests	0	0	5	0	5

Net Income/(Loss)	20,354	(11,993)	(115,544)	8,361	(506,929)
Loss per share	$0.01	($0.01)	($0.41)	$0.00	($1.80)
Number of shares *	2,028,855,530	2,028,855,530	281,125,286	2,028,855,530	281,125,286
EBITDA	24,241	19,391	27,176	43,632	58,536

Net Serviços de Comunicação S.A
Consolidated Balance Sheet	2Q03		1Q03		2Q02
US GAAP - (in US$ thousands)%				%		%

Assets
Cash & cash equivalents	36,703	4.5%	22,358	3.2%	16,583	1.9%
Accounts receivable	57,992	7.2%	45,336	6.5%	52,168	6.1%
Advances to suppliers	0	0.0%	0	0.0%	0	0.0%
Advances to employees	850	0.1%	632	0.1%	709	0.1%
Other	710	0.1%	882	0.1%	1,982	0.2%
Provision for doubtful accounts	(16,196)	-2.0%	(13,079)	-1.9%	(9,041)	-1.1%
Net accounts receivables	43,356	5.3%	33,771	4.9%	45,818	5.4%
Income tax recoverable	3,609	0.4%	2,581	0.4%	1,090	0.1%
Deferred income tax	0	0.0%	0	0.0%	0	0.0%
Prepaid expenses and other current assets	7,568	0.9%	6,358	0.9%	6,750	0.8%
Total current assets	91,235	11.3%	65,069	9.4%	70,240	8.2%
Deferred income tax	1,496	0.2%	650	0.1%	781	0.1%
Due from related companies	533	0.1%	122	0.0%	1,055	0.1%
Investments and advances to investees	2,679	0.3%	1,071	0.2%	3,584	0.4%
Cable network	817,193	100.8%	699,146	100.8%	818,794	95.9%
Land, buildings, improvem. fix. fit, & instal	21,684	2.7%	18,580	2.7%	21,518	2.5%
Vehicles	2,864	0.4%	2,166	0.3%	2,578	0.3%
Data processing equip. and others	146,508	18.1%	123,205	17.8%	136,854	16.0%
Cable construction materials	42,999	5.3%	39,780	5.7%	54,301	6.4%
Accumulated depreciation	(632,412)	-78.0%	(527,229)	-76.0%	(575,386)	-67.4%
Net property and equipment	398,837	49.2%	355,648	51.3%	458,659	53.7%
Goodwill on acquisition of subsidiaries	269,968	33.3%	232,955	33.6%	275,956	32.3%
Other assets	46,147	5.7%	38,323	5.5%	43,482	5.1%
Long-term assets	719,659	88.7%	628,769	90.6%	783,518	91.8%
Total assets	810,895	100.0%	693,838	100.0%	853,758	100.0%

Liabilities and Stockholders' Equity
Accounts payable to suppliers and programmers	86,780	10.7%	80,966	11.7%	60,635	7.1%
Income taxes payable	1,494	0.2%	380	0.1%	78	0.0%
Short-term debt	72,439	8.9%	67,056	9.7%	79,914	9.4%
Due to related companies	0	0.0%	0	0.0%	0	0.0%
Current portion of long-term debt	275,617	34.0%	263,245	37.9%	135,946	15.9%
Other payables and accruals	142,963	17.6%	103,656	14.9%	88,668	10.4%
Current Liabilities	579,293	71.4%	515,304	74.3%	365,241	42.8%
Long-term debt	0	0.0%	137	0.0%	354,683	41.5%
Due to related companies	2,258	0.3%	2,050	0.3%	977	0.1%
Deferred sign-on and hookup fee revenue	23,544	2.9%	20,899	3.0%	24,271	2.8%
Taxes and other payables and accruals	5,973	0.7%	6,721	1.0%	17,716	2.1%
Long-term liabilities	31,775	3.9%	29,807	4.3%	397,647	46.6%
Minority interests in subsidiaries	146	0.0%	125	0.0%	142	0.0%
Commitments and contigencies	152,756	18.8%	123,063	17.7%	57,170	6.7%
Capital Advances	0	0.0%	0	0.0%	186,995	21.9%
Capital stock - preffered and common shares	2,315,374	285.5%	2,315,374	333.7%	1,923,138	225.3%
Accumulatec deficit	(2,038,269)	-251.4%	(2,058,623)	-296.7%	(1,852,554)	-217.0%
Cumulative translation adjustment	(230,180)	-28.4%	(231,214)	-33.3%	(224,021)	-26.2%
Shareholders' equity	46,925	5.8%	25,537	3.7%	(153,437)	-18.0%
Total Liabilities and Shareholders' Equity	810,895	100.0%	693,837	100.0%	853,758	100.0%

Consolidated Statement of Cash Flows	2Q03	1Q03	6M03

Cash and cash equivalents, beginning of the period	22,356	15,755	15,755

Loss for the period	20,354	(11,993)	8,361
Non-cash items
Deferred sign-on and hook-up fee revenue	198	715	913
Amortization of deferred revenues	(1,033)	(865)	(1,898)
Equity in results of investees	(326)	1,437	1,111
Exchange losses, net	(33,511)	(8,040)	(41,551)
Interest on loans, net	17,139	18,235	35,374
Depreciation and amortization	16,002	14,184	30,186
Goodwill impairment	0	0	0
Deferred income tax	(142)	(165)	(307)
Loss on sale of assets	412	0	412
Contingences	9,190	0	9,190
Cash after non-cash items	28,283	13,508	41,791
Decrease (Increase) in assets and liabilities
Accounts receivable	(3,305)	(1,518)	(4,823)
Income tax recoverable	(637)	31	(606)
Prepaid expenses	(187)	(2,717)	(2,904)
Other assets	(906)	(1,328)	(2,234)
Dividends receivable	418	0	418
Accounts payable to suppliers and programmers	(6,540)	(2,433)	(8,973)
Income taxes payable	959	162	1,121
Sales taxes	(3,367)	(2,195)	(5,562)
Payroll and related charges	1,807	718	2,525
Other payables and accruals	286	1,478	1,764
Contingences	(4,103)	2,023	(2,080)
Net cash provided by operating activities	(15,575)	(5,779)	(21,354)
Cash flow from investing activities
Acquisition from investments and advances to related companies	(1,617)	(124)	(1,741)
Acquistion of property and equipment	(1,724)	(3,701)	(5,425)
Proceeds from the sale of equipment	898	2,053	2,951
Net cash acquired from acquisition Subsidiary	0	0	0
Net cash provided by investing activities	(2,443)	(1,772)	(4,215)
Cash flow from financing activities
Change in overdraft facilities	0	0	0
Short term debt issuance	0	37	37
Short term debt repayment	0	(86)	(86)
Repayment of long term debt	0	0	0
Related party loan issuances	14	2	16
Related party loan repayments	0	(6)	(6)
Net cash after financing activities	14	(53)	(39)

Effect of exchange rate changes on cash	4,068	699	4,765

Change in cash and cash equivalentes	14,347	6,603	20,948

Cash and cash equivalents, end of the period	36,703	22,358	36,703

US $ thousand	Pay-TV				Broadband				Corporate				Net
	2Q03	1Q03	6M03	6M02	2Q03	1Q03	6M03	6M02	2Q03	1Q03	6M03	6M02	2Q03	1Q03	6M03	6M02

Gross Revenues	115,628	94,309	209,937	261,192	4,164	3,298	7,462	7,428	4,422	3,557	7,979	10,718	124,213	101,165	225,378	279,338
subscriptions	106,900	87,585	194,485	240,739	3,853	3,083	6,936	7,095	--	--	--	--	110,752	90,668	201,420	247,834
hookup fee	2,357	1,640	3,997	5,703	130	121	251	126	--	--	--	--	2,487	1,761	4,248	5,829
others	6,371	5,084	11,456	14,750	181	94	275	207	4,422	3,557	7,979	10,718	10,973	8,736	19,709	25,675
Services and other taxes	(22,479)	(17,709)	(40,188)	(44,839)	(1,075)	(516)	(1,591)	(1,555)	(513)	(351)	(864)	(1,124)	(24,068)	(18,576)	(42,644)	(47,518)
Net Revenue	93,148	76,600	169,749	216,353	3,088	2,782	5,871	5,873	3,908	3,206	7,115	9,594	100,145	82,589	182,734	231,820
Direct Operating	(51,874)	(43,763)	(95,637)	(120,944)	(1,019)	(1,073)	(2,092)	(4,539)	(2,673)	(2,261)	(4,934)	(5,557)	(55,566)	(47,097)	(102,663)	(131,039)
Selling	(2,793)	(1,290)	(4,083)	(1,439)	(189)	(129)	(319)	(678)	(184)	(177)	(361)	(522)	(3,167)	(1,596)	(4,763)	(2,639)
General and Administrative	(15,445)	(11,606)	(27,051)	(31,972)	(147)	(82)	(229)	(727)	(340)	(407)	(748)	(966)	(15,933)	(12,095)	(28,027)	(33,665)
Bad Debt	(932)	(2,293)	(3,225)	(5,912)	(283)	(117)	(400)	(29)	(23)	(0)	(24)	--	(1,238)	(2,410)	(3,648)	(5,941)

EBITDA	22,105	17,648	39,753	56,086	1,450	1,382	2,831	(100)	687	361	1,048	2,549	24,241	19,391	43,632	58,535

% of Net Revenues

Net Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Direct Operating	-55.7%	-57.1%	-56.3%	-55.9%	-33.0%	-38.6%	-35.6%	-77.3%	-68.4%	-70.5%	-69.4%	-57.9%	-55.5%	-57.0%	-56.2%	-56.5%
Selling	-3.0%	-1.7%	-2.4%	-0.7%	-6.1%	-4.6%	-5.4%	-11.5%	-4.7%	-5.5%	-5.1%	-5.4%	-3.2%	-1.9%	-2.6%	-1.1%
General and Administrative	-16.6%	-15.2%	-15.9%	-14.8%	-4.8%	-2.9%	-3.9%	-12.4%	-8.7%	-12.7%	-10.5%	-10.1%	-15.9%	-14.6%	-15.3%	-14.5%
Bad Debt	-1.0%	-3.0%	-1.9%	-2.7%	-9.2%	-4.2%	-6.8%	-0.5%	-0.6%	0.0%	-0.3%	0.0%	-1.2%	-2.9%	-2.0%	-2.6%

EBITDA Margin	23.7%	23.0%	23.4%	25.9%	46.9%	49.7%	48.2%	-1.7%	17.6%	11.3%	14.7%	26.6%	24.2%	23.5%	23.9%	25.3%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2003

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.